UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 4)*
EMAK WORLDWIDE, INC.

(Name of Issuer)
Common Stock, par value $0.001 per share

(Title of Class of Securities)
294724109

(CUSIP Number)
Jeff Deutschman
Crown EMAK Partners, LLC
c/o Rockport Capital, Inc.
1919 Pennsylvania Avenue, NW
Suite 725
Washington, DC 20006
(202) 466-5910

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
June 20, 2008

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	294724109

1	NAMES OF REPORTING PERSONS Crown EMAK Partners, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,694,444 shares*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

3,694,444 shares*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,694,444 shares*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

34.9%, based on 6,883,677 shares of Common Stock outstanding as of May 4, 2008, as reported by EMAK Worldwide, Inc. on its Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 15, 2008.

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
* See response to Item 5(a).

CUSIP No.	294724109

1	NAMES OF REPORTING PERSONS Peter Ackerman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,694,444 shares*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

3,694,444 shares*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,694,444 shares*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

34.9%, based on 6,883,677 shares of Common Stock outstanding as of May 4, 2008, as reported by EMAK Worldwide, Inc. on its Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 15, 2008.

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
* See response to Item 5(a).

CUSIP No.	294724109

1	NAMES OF REPORTING PERSONS Joanne Leedom-Ackerman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,694,444 shares*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

3,694,444 shares*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,694,444 shares*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

34.9%, based on 6,883,677 shares of Common Stock outstanding as of May 4, 2008, as reported by EMAK Worldwide, Inc. on its Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 15, 2008.

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
* See response to Item 5(a).

CUSIP No.	294724109

1	NAMES OF REPORTING PERSONS Perry A. Lerner

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,694,444 shares*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

3,694,444 shares*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,694,444 shares*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

34.9%, based on 6,883,677 shares of Common Stock outstanding as of May 4, 2008, as reported by EMAK Worldwide, Inc. on its Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 15, 2008.

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
* See response to Item 5(a).

CUSIP No.	294724109

1	NAMES OF REPORTING PERSONS Somerville S Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

California

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,694,444 shares*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

3,694,444 shares*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,694,444 shares*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

34.9%, based on 6,883,677 shares of Common Stock outstanding as of May 4, 2008, as reported by EMAK Worldwide, Inc. on its Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 15, 2008.

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
* See response to Item 5(a).

CUSIP No.	294724109

1	NAMES OF REPORTING PERSONS Santa Monica Pictures, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

California

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,694,444 shares*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

3,694,444 shares*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,694,444 shares*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

34.9%, based on 6,883,677 shares of Common Stock outstanding as of May 4, 2008, as reported by EMAK Worldwide, Inc. on its Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 15, 2008.

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
* See response to Item 5(a).

CUSIP No.	294724109

1	NAMES OF REPORTING PERSONS Somerville, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,694,444 shares*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

3,694,444 shares*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,694,444 shares*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

34.9%, based on 6,883,677 shares of Common Stock outstanding as of May 4, 2008, as reported by EMAK Worldwide, Inc. on its Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 15, 2008.

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
* See response to Item 5(a).

CUSIP No.	294724109

1	NAMES OF REPORTING PERSONS Crown EMAK Holdings, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,694,444 shares*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

3,694,444 shares*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,694,444 shares*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

34.9%, based on 6,883,677 shares of Common Stock outstanding as of May 4, 2008, as reported by EMAK Worldwide, Inc. on its Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 15, 2008.

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
* See response to Item 5(a).

CUSIP No.	294724109

1	NAMES OF REPORTING PERSONS Crown EMAK Investments, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,694,444 shares*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

3,694,444 shares*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,694,444 shares*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

34.9%, based on 6,883,677 shares of Common Stock outstanding as of May 4, 2008, as reported by EMAK Worldwide, Inc. on its Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 15, 2008.

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
* See response to Item 5(a).

     This Amendment No. 4 (this “Amendment”) amends the Statement on Schedule 13D previously filed jointly by Peter Ackerman, an individual, Joanne Leedom-Ackerman, an individual (together with Peter Ackerman, the “Ackermans”), Perry A. Lerner, an individual (“Lerner”), Somerville S Trust, a revocable trust organized in California (the “Trust”), Santa Monica Pictures, LLC, a California limited liability company (“SMP”), Somerville, LLC, a Delaware limited liability company (“Somerville”), and Crown EMAK Partners, LLC, a Delaware limited liability company, formerly known as Crown Acquisition Partners, LLC (“Crown Partners”), as previously amended by Amendment No. 1, Amendment No. 2, and Amendment No. 3 thereto filed jointly by the Ackermans, Lerner, the Trust, SMP, Somerville, Crown Partners, Crown EMAK Holdings, LLC, a Delaware limited liability company (“Crown Holdings”) and Crown EMAK Investments, LLC, a Delaware limited liability company (“Crown Investments”) (such Schedule 13D, as amended by Amendment No. 1, Amendment No 2, and Amendment No. 3 thereto, is referred to herein as the “Schedule 13D”), and relates to the common stock, par value $0.001 per share (“Common Stock”), of EMAK Worldwide, Inc., a Delaware corporation formerly known as Equity Marketing, Inc. (the “Company”). Capitalized terms used and not defined in this Amendment No. 4 have the meanings set forth in the Schedule 13D.
     Except as specifically provided herein, this Amendment does not modify any of the information previously reported on Schedule 13D.
Item 4. Purpose of Transaction
          Item 4 of the Schedule 13D is hereby amended and supplemented to add the following:
          On June 20, 2008, Crown Partners and Peter Ackerman entered into an Exclusivity Agreement, dated June 17, 2008, with Marlin Equity Partners, LLC (the “Exclusivity Agreement”), pursuant to which Crown Partners and Peter Ackerman agreed that during the term of the Exclusivity Agreement such parties would not (i) solicit or seek offers, inquiries, or proposals for, or encourage, or induce any offer, inquiry, or proposal to enter into, any transaction with any person, other than a potential acquisition of all of the Company’s outstanding capital stock by Marlin Equity Partners, LLC, that involves the purchase of the Company or its assets (whether by way of stock sale, merger, reorganization, or other transaction) (a “Competing Transaction”), (ii) provide any non-public or confidential information to any other person regarding the Company, or (iii) sell or commit to sell their stock or other debt or equity or contingent equity interests in the Company to any other person other than Marlin Equity Partners, LLC or the Company. The Exclusivity Agreement terminates on the first to occur of (a) the consummation by the Company of a Competing Transaction, (b) receipt by Crown Partners and Peter Ackerman of written notification from Marlin Equity Partners, LLC that it no longer wishes, acting in good faith, to proceed with a potential acquisition of all of the Company’s outstanding capital stock by Marlin Equity Partners, LLC, (c) the close of business on the date that is 30 days after the date that the parties executed the Exclusivity Agreement, which date is subject to extension under certain circumstances for an additional 30 days or, upon agreement of the parties, any later date, (d) upon execution by the parties to the Exclusivity Agreement of a lock-up or other agreement that by its terms supersedes the provisions of the Exclusivity Agreement, or (e) mutual written agreement of the parties to the Exclusivity Agreement.
          A copy of the Exclusivity Agreement is attached hereto as Exhibit 1 and is incorporated herein by reference. The foregoing description of the Exclusivity Agreement is qualified in its entirety by reference to the full text of the Exclusivity Agreement.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
          Item 6 of the Schedule 13D is hereby amended and supplemented to add the following:
          On June 20, 2008, Crown Partners and Peter Ackerman entered into an Exclusivity Agreement, dated June 17, 2008, with Marlin Equity Partners, LLC (the “Exclusivity Agreement”), pursuant to which Crown Partners and Peter Ackerman agreed that during the term of the Exclusivity Agreement such parties would not (i) solicit or seek offers, inquiries, or proposals for, or encourage, or induce any offer, inquiry, or proposal to enter into, any transaction with any person, other than a potential acquisition of all of the Company’s outstanding capital stock by Marlin Equity Partners, LLC, that involves the purchase of the Company or its assets (whether by way of stock sale, merger, reorganization, or other transaction) (a “Competing Transaction”), (ii) provide any non-public or confidential information to any other person regarding the Company, or (iii) sell or commit to sell their stock or other debt or equity or contingent equity interests in the Company to any other person other than Marlin Equity Partners, LLC or the Company. The Exclusivity Agreement terminates on the first to occur of (a) the consummation by the Company of a Competing Transaction, (b) receipt by Crown Partners and Peter Ackerman of written notification from Marlin Equity Partners, LLC that it no longer wishes, acting in good faith, to proceed with a potential acquisition of all of the Company’s outstanding capital stock by Marlin Equity Partners, LLC, (c) the close of business on the date that is 30 days after the date that the parties executed the Exclusivity Agreement, which date is subject to extension under certain circumstances for an additional 30 days or, upon agreement of the parties, any later date, (d) upon execution by the parties to the Exclusivity Agreement of a lock-up or other agreement that by its terms supersedes the provisions of the Exclusivity Agreement, or (e) mutual written agreement of the parties to the Exclusivity Agreement.
          A copy of the Exclusivity Agreement is attached hereto as Exhibit 1 and is incorporated herein by reference. The foregoing description of the Exclusivity Agreement is qualified in its entirety by reference to the full text of the Exclusivity Agreement.
Item 7. Material to Be Filed as Exhibits

Exhibit 1.	Exclusivity Agreement, dated as of June 17, 2008, by and between Marlin Equity Partners, LLC, Crown Partners, and Peter Ackerman.
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 20, 2008
/s/ Peter Ackerman
PETER ACKERMAN

Dated: June 20, 2008
/s/ Jeff Deutschman
JOANNE LEEDOM-ACKERMAN, by Jeff Deutschman as Attorney-in-Fact*

Dated: June 20, 2008
/s/ Jeff Deutschman
PERRY A. LERNER, by Jeff Deutschman as Attorney-in-Fact*

Dated: June 20, 2008	SOMERVILLE S TRUST

/s/ Peter Ackerman
Peter Ackerman, Authorized Signatory

Dated: June 20, 2008	SANTA MONICA PICTURES, LLC

/s/ Peter Ackerman
Peter Ackerman, Authorized Signatory

Dated: June 20, 2008	SOMERVILLE, LLC

/s/ Peter Ackerman
Peter Ackerman, Authorized Signatory

Dated: June 20, 2008	CROWN EMAK HOLDINGS, LLC

/s/ Jeff Deutschman
Jeff Deutschman, Authorized Signatory

Dated: June 20, 2008	CROWN EMAK INVESTMENTS, LLC

/s/ Jeff Deutschman
Jeff Deutschman, Authorized Signatory

Dated: June 20, 2008	CROWN EMAK PARTNERS, LLC

/s/ Jeff Deutschman
Jeff Deutschman, Authorized Signatory

*  Jeff Deutschman is authorized to execute this Schedule 13D Amendment on behalf of each of the reporting persons pursuant to the Power of Attorney filed as Exhibit 24 to the Form 4 report filed with the SEC on July 5, 2006.

EXHIBIT INDEX

Exhibit
Number	Description

Exhibit 1	Exclusivity Agreement, dated as of June 17, 2008, by and between Marlin Equity Partners, LLC, Crown Partners, and Peter Ackerman